Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 22
DATED AUGUST 16, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 22 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 19 dated June 29, 2012 (which superseded all prior supplements), Supplement No. 20 dated July 20, 2012 and Supplement No. 21 dated August 13, 2012.  Unless otherwise defined in this Supplement No. 22, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

We recently purchased the following properties from unaffiliated third parties, through August 14, 2012 (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Retail Properties

Virginia Convenience Store Portfolio (5 stores) –Various locations, VA	07/19/12	18,311	$15,700	7.33%	$1,207	$65.91	18.9	100%	100%

BJ’s at Ritchie Station –Capital Heights, MD	08/01/12	117,875	$32,400	6.62%	$2,212	$18.77	18.3	100%	100%

Dollar General Market –Candler, NC	08/06/12	20,700	$3,300	7.69%	$265	$12.81	15.0	100%	100%

Shops at Moore –Moore, OK	08/07/12	259,996	$38,750	7.50%	$2,822	$10.85	6.6	100%	93.8%

Industrial Properties

FedEx Center –Houston, TX	07/31/12	256,815	$39,300	6.25%	$2,609	$10.16	12.6	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition.

We believe that each property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to any of these properties.

Our Debt Obligations

The following table reflects the material terms of any outstanding mortgages payable that we or our subsidiaries have recently obtained, or assumed at closing, through August 14, 2012, that are secured by first priority mortgages on the noted properties (dollar amounts stated in thousands).

Property Name	Date of Financing	Approximate Outstanding Principal Balance	Interest per Annum	Maturity Date

One Webster	08/09/12	$12,925	3.30%	09/01/19
Shops at Julington Creek	08/08/12	$4,785	4.60%	09/01/22
BJ’s at Ritchie Station	08/01/12	$17,820	4.595%	08/06/37
Bank Branch Portfolio (1)	07/24/12	$9,354	30-day LIBOR plus 2.20%	07/23/17
Virginia Convenience Store Portfolio (2)	07/19/12	$8,635	5.25%	07/19/22

(1) We also entered into a $4,677 interest rate swap associated with the loan, which effectively hedges the interest payment to a fixed rate equal to 3.087% per annum. This loan is secured by cross-collateralized first mortgages on the nine properties within this portfolio.

(2)  This loan is secured by cross-collateralized first mortgages on the five properties within this portfolio.

2